Joseph A. Herz

212-801-6926

herzj@gtlaw.com

May 12, 2016

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kim McManus, Senior Attorney

        Office of Real Estate and Commodities

Re:	Rodin Global Access Property Trust, Inc.
Confidential Draft Registration Statement on Form S-11
Submitted February 18, 2016
CIK No. 0001666244

Dear Mrs. McManus:

On behalf of Rodin Global Access Property Trust, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for submission to the Securities and Exchange Commission (the “Commission”) via EDGAR, a revised draft submission (the “Amended Submission”) to the above-referenced draft Registration Statement confidentially submitted to the Commission on February 18, 2016 (the “Registration Statement”) on Form S-11.

The Amended Submission includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Michael Lehrman of the Company, dated March 16, 2016 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four copies of the Amended Submission, which have been marked to indicate the location of changes from the Registration Statement, together with four copies of this response letter as submitted to the Commission.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Ms. Kim McManus

May 12, 2016

Response:

The Company advises the Staff that, as of the date hereof, the Company has not provided, and it has not authorized any third party to provide, any written communications, as defined in Rule 405 under the Securities Act, to any potential investors in reliance on Section 5(d) of the Securities Act. Should the Company or anyone authorized on the Company’s behalf provide any written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide such materials to the Commission.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:

The Company advises the Staff that it will provide copies to the Staff of any graphics, maps, photographs and related captions or other artwork, including logos (collectively, the “Artwork”), that the Company intends to use in the prospectus when such Artwork becomes available. The Company acknowledges and agrees that it will not include any Artwork in any preliminary prospectus which will be distributed to prospective investors prior to the Staff’s review and approval of the Artwork.

3.	Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Response:

The Company advises the Staff that, as of the date hereof, no supplemental sales literature has been prepared. The Company acknowledges the Staff’s comment and confirms that it will submit to the Commission sales materials, including broker-dealer use only material, prior to using such materials and for the duration of the Company’s proposed offering.

4.

We note that you have included disclosure indicating that you may invest in loans related to net leased commercial properties and commercial real estate related securities, and that you may acquire properties through a joint venture ownership structure. We further note that you intend to operate your business in a manner that will permit you to

Ms. Kim McManus

May 12, 2016

maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response:

The Company advises the Staff that as disclosed in the Amended Submission, the Company is a commercial real estate company formed to invest in and manage a diversified portfolio of income-producing commercial properties and other real estate-related assets. The Company intends to accomplish this by investing primarily in the acquisition of single-tenant net leased commercial properties in the United States, United Kingdom and other European countries, although it may also originate and invest in loans related to net leased commercial properties and invest in commercial real estate related securities. Specifically, the Company anticipates acquiring, either directly or through joint ventures or other co-ownership arrangements with affiliated and/or unaffiliated third parties, real estate-related assets including, without limitation: (i) equity investments in real properties leased to a single-tenant on a long-term net lease basis (although the Company may acquire properties subject to short-term net leases or that are multi-tenanted), in other words (as described in the Amended Submission), investments in real estate, buildings, and other assets that can be referred to as “sticks and bricks”; (ii) preferred equity or mezzanine loans related to properties net leased to a single-tenant on a long-term basis (although the Company may also invest in preferred equity or mezzanine loans related to properties that are subject to short-term net leases or are multi-tenanted); and (iii) investments in other real estate-related securities, including, but not limited to, assets in the form of collateral mortgage-backed securities or structured notes, REIT debt, REIT preferred stock, REIT common shares, and equity interests in private companies that own real estate assets. The Company intends to conduct its business directly and/or through wholly-owned and/or majority-owned subsidiaries (as such terms are defined in the Investment Company Act of 1940, as amended (the “1940 Act”)), and primarily through Rodin Global Access Property Trust Operating Partnership, LP (the “Operating Partnership” or “OP”), a direct, wholly-owned subsidiary (as defined in the 1940 Act) of the Company of which the Company is the sole general partner and limited partner.

The Company intends to conduct its, and the Operating Partnership’s, operations so that neither entity will be, or be required to register as, an investment company under the 1940 Act. Under relevant portions of Section 3(a)(1) of the 1940 Act, an entity will not be deemed to be an “investment company” if:

(a)	it is not engaged primarily, and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading in securities (the “Primary Engagement Test”); and

(b)	it is not engaged and does not propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and does not own or propose to acquire investment securities (as used in the 1940 Act) having a value exceeding 40 per centum of the value of such entity’s total assets (excluding Government securities and cash items (as such terms are used in the 1940 Act)) on an unconsolidated basis (the “40% test”).

Ms. Kim McManus

May 12, 2016

For the purposes of the 40% test, the term “investment securities” excludes, among other things, securities issued by majority-owned subsidiaries (as defined in the 1940 Act) that are not themselves investment companies and are not relying on the exception from the definition of “investment company” set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Company expects that it and the Operating Partnership will meet the Primary Engagement Test as neither entity (i) is engaged primarily, (ii) proposes to engage primarily or (iii) holds itself as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, each of the Company and the Operating Partnership is a holding company that is primarily engaged in the business of its direct and indirect wholly- and majority-owned operating subsidiaries, namely, the acquisition of the real estate and real estate-related assets discussed in the first paragraph of the response to this comment above.

Further, the Company expects that each of the Company and the Operating Partnership will meet the 40% test. In the case of the Operating Partnership, the Company expects that it will satisfy the 40% test because (i) a substantial majority of the Operating Partnership’s assets will consist of the Operating Partnership’s interests in its wholly- and majority-owned operating subsidiaries and (ii) the wholly- and majority-owned operating subsidiaries that represent a substantial majority of the Operating Partnership’s assets are not expected to be “investment companies” or entities that would be “investment companies” but for Sections 3(c)(1) or (7) of the 1940 Act. Similarly, in the case of the Company, the Company expects that it will satisfy the 40% test because (i) a substantial majority of the Company’s assets will consist of the Company’s interests in the Operating Partnership and (ii) the Operating Partnership (a) is a wholly-owned subsidiary of the Company and (b) is not expected to be an “investment company” or an entity that would be an “investment company” but for Sections 3(c)(1) or (7) of the 1940 Act. As a result of the foregoing, the Company anticipates that less than 40% of its total assets, and less than 40% of the Operating Partnership’s total assets (in each case, exclusive of Government securities and cash items and on an unconsolidated basis (as such terms are used in the 1940 Act)), will be represented by “investment securities” (as such term is used in the 1940 Act), in satisfaction of the 40% test.

Due to the nature of the investment activities that the Company intends to conduct through its and the Operating Partnership’s wholly- and majority-owned subsidiaries, the Company expects that a substantial majority of such operating subsidiaries neither will be “investment companies” nor entities that would be “investment companies” but for the exceptions provided by Sections 3(c)(1) or (7) of the 1940 Act. Specifically, and in addition to the potential ability of the Operating Subsidiaries to qualify under the Primary Engagement Test and the 40% test, the Company anticipates that a substantial majority of the operating subsidiaries will conduct their business in a manner allowing them to rely upon the exclusion provided by Section 3(c)(5)(C). The Section 3(c)(5)(C) exclusion is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion, as interpreted by the Staff of the SEC, generally requires that at least 55% of such an entity’s portfolio be comprised of qualifying interests, and at least 80% of the entity’s portfolio

Ms. Kim McManus

May 12, 2016

must be comprised of qualifying interests and real estate-related interests (and no more than 20% comprised of miscellaneous investments that are neither qualifying interests nor real estate-related interests) (the “55/80 Test”). The Company anticipates that the operations of at least a substantial majority of such operating subsidiaries will be conducted so as to satisfy the 55/80 Test and the interpretations and requirements related thereto disseminated by the Staff.

The foregoing discussion is not intended to preclude the ability of the Company, the Operating Partnership or any of the Company’s or the Operating Partnership’s wholly- and majority-owned subsidiaries from relying upon other exceptions, exemptions or exclusions from the definition of an “investment company” as defined in, or the registration requirements of an “investment company” under, the 1940 Act and the rules promulgated thereunder, including, but not limited to, (i) the ability of the Company and/or the Operating Partnership or the operating subsidiaries to rely upon the exclusion provided by Section 3(c)(6) of the 1940 Act; (ii) the operating subsidiaries’ ability to qualify under the Primary Engagement Test and the 40% test; or (iii) the Company’s, the Operating Partnership’s or the operating subsidiaries’ (or any of their) ability to rely on Rule 3a-1 under the 1940 Act.

5.	Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisition for further review.

Response:

The Company advises the Staff that it has considered all of the elements of its proposed share repurchase program and believes that the program is consistent with the relief granted by the Commission in prior no action letters, including the Commission’s no action letters to T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). The Company believes that repurchases under its share redemption program do not constitute issuer tender offers within the meaning of Rule 13e-4 and thus is not subject to the requirements of Regulation 14E.

The Commission considers the following factors to determine whether a transaction is a “tender offer”: (i) active and widespread solicitation made to public stockholders for the shares of an issuer, (ii) the solicitation is made for a substantial percentage of the issuer’s outstanding stock, (iii) the offer to purchase the shares is made at a premium over the prevailing market price, (iv) the terms of the offer are firm rather than negotiable, (v) the offer is contingent on the tender of a fixed number of shares, (vi) the offer is open for a limited period time, (vii) the offeree is subjected to pressure to sell his stock, and (viii) public announcement of the acquisition program is made prior to the accumulation of stock by the purchaser.

Ms. Kim McManus

May 12, 2016

We believe that, despite the fact that the Company’s proposed share repurchase program is described in the Registration Statement, the Company is not engaging in and will not engage in an active and widespread solicitation for its securities. The Company’s stockholders are being apprised of the availability of the repurchase option when they purchase their shares because the program is described in the prospectus in response to line item requirements of Form S-11. Furthermore, the Company does not solicit participation from its stockholders; rather, stockholders desiring to present any of their shares for repurchase will do so of their own volition so there will be no pressure from the Company for stockholders to redeem their shares.

Under the proposed share repurchase program, the Company would not be soliciting a substantial percentage of its shares. The Company may (i) in any calendar year, redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year; and (ii) limit the repurchase to the amount of funds available for redemptions in each month to the funds the Company received from the distribution reinvestment plan in the prior month.

The Company does not believe that it will pay a premium for the repurchased shares. Instead, the purchase price for the shares will be equal to the customer account statement value as determined in accordance with FINRA Rule 15-02. If the Company is engaged in a public offering and the repurchase price would result in a price that is higher than the then-current public offering price of such class of common stock, then the repurchase price will be reduced and will be equal to the then-current public offering price of such class of common stock being repurchased, therefore, the repurchase price will not be a premium over the prevailing market price.

In addition, (i) the share repurchase program does not require stockholders to redeem a minimum number of shares, nor is the Company’s decision to redeem contingent on the tender of a minimum number of shares; (ii) the repurchase program is not intended to be available only for a limited period of time; the Company intends to offer stockholders the opportunity to have shares repurchased throughout the offering period; (iii) the Company’s stockholders are required to hold their shares for a minimum period of one year before participating in the Company’s share repurchase program (except in the event of a stockholder’s death, “qualifying disability” or “determination of incompetence”), and (iv) the Company makes no public announcements of the share repurchase program other than in disclosure in the Company’s offering documents required by the Securities Exchange Act of 1934, as amended.

Although the proposed repurchase program requires stockholders to submit their redemption requests (or to make any withdrawals of previously submitted redemption requests) at least five business days before the last business day of each month, this feature is solely included in the share repurchase program for the administrative purpose of providing a sufficient but finite window in which to identify and process redemptions. Moreover, the Company does not believe that this element of the plan subjects stockholders to pressure to sell or lends itself to the fraudulent, deceptive or manipulative acts of the type Rule 13e-4 was intended to prevent. Consequently, the Company believes that repurchases made in accordance with the proposed share repurchase plan would not be “issuer tender offers” subject to the regulatory requirements of Rule 13e-4.

Ms. Kim McManus

May 12, 2016

6.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response:

The Company advises the Staff that it has reviewed the applicability of Regulation M to the Company’s share repurchase program and has determined that the program is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP (the “Class Exemptive Letter”). The Company acknowledges that it is responsible for: (i) analyzing the applicability of the tender offer rules and Regulation M to the Company’s share redemption program; and (ii) considering all of the elements of the Company’s share repurchase program in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the Class Exemptive Letter.

7.	We note your disclosure on page 10, stating “Our advisor’s executives possess a unique combination of real estate and corporate credit evaluation and investment expertise and, throughout their careers, have collectively acquired, originated, structured and/or managed over $100 billion of real estate investments consistent with our company’s investment strategy and over numerous real estate cycles.” We further note your disclosure on page 31, under the heading “Our sponsor and its affiliates have not sponsored prior real estate investment programs that otherwise would be required to be disclosed under applicable rules and regulations of the SEC, which means that you will be unable to assess their prior performance with other investment programs.” Please provide the disclosure required by Industry Guide 5, including any relevant prior performance disclosure, or provide us with a detailed analysis of you believe it is not required. Please also refer to CF Disclosure Guidance: Topic No. 6.

Response:

The Company advises the Staff that it believes that it has complied with the applicable provisions of Guide 5, as updated by CF Disclosure Guidance: Topic No. 6 (collectively, “Guide 5”), including Item 8 (Prior Performance of the General Partner and Affiliates), as discussed below.

Item 8 requires disclosure of performance information with respect to prior programs of the sponsor that have invested primarily in real estate. Although not defined in Guide 5, in the

Ms. Kim McManus

May 12, 2016

Commission’s releases that accompanied the adoption and revisions to Guide 5, the Commission discussed what it meant by the term “program” as used Guide 5. In Release No. 34-18161, for example, the Commission makes clear that a “program” is a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering”; (ii) a second “operational phase of the program [which] commences with the acquisition of properties”; and (iii) a third phase in which “depending on the investment objectives of the program, the program is “completed” as the partnerships are liquidated and wound down.”

Based on the foregoing, the Company believes that neither the sponsor nor any of the companies affiliated with the sponsor (the “Affiliates”) have been a sponsor of any such program in the last ten years. In this regard, the sponsor is a newly formed entity with no prior activities. The Company also has analyzed the activities of the Affiliates and it does not believe that any of such companies have sponsored a program for purposes of Guide 5. The Company believes that it has appropriately disclosed in the Registration Statement that its sponsor and the Affiliates have not sponsored prior real estate programs that otherwise would be required to be disclosed under applicable rules and regulations of the Commission, including a risk factor on page 31 of the Amended Submission with this specific risk identified and described.

In support of the disclosures relating to the experience of certain executive officers of the Company included in the Registration Statement, the Company has provided additional disclosure in a new subsection titled “Management—Certain Prior Experience” on page 80 of the Amended Submission, which includes a description of the activities of Cantor Commercial Real Estate (“CCRE”) and Resolution Recovery Partners, L.P. (“RRP”) and the positions of certain of the Company’s executive officers at these companies. The Company notes that it has reviewed and analyzed each of CCRE and RRP as to whether such companies are programs of the sponsor for purposes of Guide 5. While both CCRE and RRP invest in assets that may be similar to the investments proposed to be made by the Company, the Company determined that neither CCRE nor RRP is a program for purposes of Guide 5. Specifically, CCRE is a joint venture with institutional partners and RRP was acquired by Cantor after the sponsor of RRP had already raised funds and RRP had invested a significant portion of such funds.

8.	Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including the expiration date specified by Section 4(3) of the Securities Act. Please refer to Item 502(b) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including a reference to the expiration date specified by Section 4(3) of the Securities Act.

9.	We note your disclosure that you reserve the right to reallocate shares of common stock between the classes identified. Please provide us your analysis as to why you believe the classes of shares are the same security for registration purposes. We note that the classes differ in offering price, underwriting commissions and distribution amounts.

Ms. Kim McManus

May 12, 2016

Response:

The Company advises the Staff that the Class A Shares, Class T Shares and Class I Shares of common stock of the Company have identical rights and privileges, including voting rights. The differences among the share classes in the offering are limited to the underwriting compensation, which results in different offering prices, and distribution amounts. The Company does not believe that these differences alter the common and fundamental characteristics of each class of common stock in the offering. Accordingly, the Company believes that the Class A Shares, Class T Shares and Class I Shares are the same security for registration purposes.

10.	Please expand your disclosure to describe factors considered in determining the offering price. See Item 505(a) of Regulation S-K.

Response:

The Company advises the Staff that the prospectus includes disclosure on the prospectus cover and pages 6 and 14 noting that the offering prices of the Class A, Class T and Class I shares were established by the Company on an arbitrary basis. In addition, the Company has added disclosure in the section titled “Plan of Distribution” on page 168 of the Amended Submission to note that the board of directors of the Company arbitrarily determined the selling prices of the share of common stock, consistent with certain other comparable real estate investment programs in the market, and such prices bear no relationship to the Company’s book or asset values, or to any other established criteria for valuing the shares of common stock to be issued.

Prospectus Cover Page

11.	We note your disclosure under the heading “Liquidity” on page 24 and under the heading “If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period” on page 37. Please include a summary risk factor on your cover page to clarify, if true, that you are not required to pursue or effect a liquidity event within a specified time frame or at all.

Response:

In response to the Staff’s comment, the Company has added a summary risk factor on the cover page of the prospectus as follows: “We are not required to pursue or effect a liquidity event within a specified time period or at all.”

12.	The tabular disclosure outlining proceeds to the issuer indicates that if only the minimum offering amount is raised the company will pay no selling commissions or dealer manager fees, and that that issuer will incur no organizational and offering costs. This is not consistent with disclosure on pages 15, 30, and 68. Please revise to reconcile and ensure the cover page includes all information required by Item 501(b)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the cover page of the prospectus to include applicable selling commission, dealer manager fees and organizational and offering costs amounts.

Ms. Kim McManus

May 12, 2016

13.	Please revise the cover to describe your escrow arrangements and disclose that if the $2 million minimum sales threshold is not met within one year from the date of the prospectus, the offering will terminate and you will promptly return funds to subscribers. Please refer to Item 501(b)(8)(iii).

In response to the Staff’s comment, the Company has revised the cover page of the prospectus to describe the escrow arrangements for the offering and disclose that if the $2 million minimum offering amount is not met within one year from the date of the prospectus, the offering will terminate and the Company will promptly return any funds received from subscribers.

Prospectus Summary

Compensation to Our Advisor and its Affiliates, page 14

14.	Please revise your disclosure in this table to clarify the recipient of each type of compensation.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 - 19 and 84 – 89 of the Amended Submission to clarify the recipient of each type of compensation.

Reimbursement of certain offering expenses to our sponsor and its affiliates, page 18

15.	Please revise to clarify the liquidity events that could trigger a reimbursement of selling commissions paid by your sponsor.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 89 to clarify the liquidity events that could trigger a reimbursement of the selling commissions paid by the Company’s sponsor or its affiliates.

16.	We note your disclosure that you cannot determine the minimum or maximum amounts of reimbursement of selling commissions at this time. However, we note that in the tables under “Estimated Use of Proceeds” on page 67 you have quantified the minimum and maximum amounts of the sponsor support of selling commissions and indicated that such amounts are subject to a reimbursement under certain circumstances. Please revise this section to reconcile these disclosures or advise us why you believe such reconciliation is not necessary

Response:

The Company has revised the disclosure on 19 and 88 to include the minimum and maximum amounts of the sponsor support of selling commissions consistent with the disclosure contained in the tables under the section of the Registration Statement titled “Estimated Use of Proceeds.”

Ms. Kim McManus

May 12, 2016

Special Units, page 19

17.	We note your disclosure that Rodin Global Access Trust OP Holdings, LLC was issued special units and will receive distributions on such special units equal to 15% of your net cash flows under the circumstances described in this section “in consideration of services to be provided by [your] advisor.” Please revise to clarify the services for which the special units and distributions thereon are consideration.

Response:

The Company has revised the disclosure on pages 19 and 89 of the Amended Submission to clarify that the right of Rodin Global Access Trust OP Holdings, LLC (the “Special Unit Holder”) to receive distributions on the special units equal to 15% of the Company’s net cash flows as described in the subsection titled “Special Units—Rodin Global Access Trust OP Holdings, LLC” is part of the overall consideration to be received by the advisor and its affiliates for the services to be provided by the advisor and its affiliates under the terms of the advisory agreement with the Company. Certain of these services are described on pages 77-78 of the Amended Submission.

18.	Please revise your disclosure to clarify at what time(s) and with what frequency Rodin Global Access Property Trust OP Holdings, LLC will be entitled to receive distributions equal to 15% of your net cash flows under the circumstances described in this section.

Response:

The Company advises the Staff that the Special Unit Holder will not be entitled to receive distributions equal to 15% of the Company’s net cash flows unless the stockholders have received or are deemed to have received cumulative distributions equal to their invested capital plus a 6% cumulative non-compounded annual pre-tax return on such invested capital and there is no way to know when, or if, that will occur. In addition, different triggering events will precipitate the payment of distributions with respect to the special units and there is no way to know when, or if, any of such events will occur. The distributions on the special units will be paid upon a triggering event only after the holders of common stock of the Company have received a return of capital and a 6% return on their shares of common stock. In the event that this hurdle is met and the Company continues in existence, the operating partnership agreement will provide that such distributions will be paid quarterly by the Company, unless the Company otherwise determines to make such distributions on a more frequent basis.

19.	We note your disclosure in this section stating, “In addition, Rodin Global Access Trust OP Holdings, LLC will be entitled to a separate payment if it redeems its special units.” Please revise to clarify whether this “separate payment” is the redemption payment described in this section or a different payment in addition to the redemption payment and, in the latter case, please revise to describe in more detail and to quantify this separate payment payable upon redemption.

Ms. Kim McManus

May 12, 2016

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 89 of the Amended Submission to clarify that the separate payment is the redemption payment described in this section of the prospectus.

20.	We note your disclosure in this section describing the redemption payment as the “amount that Rodin Global Access Property Trust OP Holdings, LLC would have been entitled to receive had our operating partnership disposed of all of its assets at the enterprise valuation as of the date of the event triggering the redemption.” Please revise to clarify how you will determine the share of the enterprise valuation to which Rodin Global Access Property Trust OP Holdings, LLC will be entitled at the time of a triggering event.

Response:

The Company has revised the disclosure on page 19 and 89 of the Amended Submission to disclose that in the event of a redemption of the special units in connection with a listing, a merger, consolidation or sale of substantially all of the Company’s assets or similar transaction pursuant to which a majority of the members of the board of directors of the Company then in office are replaced or removed, the occurrence of certain events that result in the termination or non-renewal of the advisory agreement, or an underwritten public offering, the Special Unit Holder will be entitled to 15% of the remaining consideration that would be deemed to have been distributed to the holders of the shares of common stock after such holders have received a return of capital and a 6% return on their shares of common stock and after the reimbursement of the payment of certain selling commission by the sponsor or its affiliates.

Distributions, page 22

21.	Please revise your disclosure to clarify whether the Class I shares purchased by your sponsor pursuant to the distribution support commitment will be eligible to participate in all distributions paid on Class I shares.

Response:

The Company has revised the disclosure on pages 22 and 154 of the Amended Submission to clarify that the Class I Shares purchased by the sponsor pursuant to the distribution support agreement will be eligible to receive all distributions paid on Class I Shares.

Risk Factors

If we pay cash distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced, page 27

Ms. Kim McManus

May 12, 2016

22.	Please revise to specifically address the dilution to new investors caused by distributions made to stockholders that are in excess of taxable income.

Response:

The Company has revised the risk factor titled “If we pay cash distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced” starting on page 27 of the Amended Submission to specifically address the dilution to new investors in the Company caused by distributions made to stockholders that are in excess of taxable income.

Estimated Use of Proceeds, page 67

23.	Please revise the table to eliminate the adjustment for the sponsor support of selling commissions given the fact that the advisor is not gifting this amount to the issuer, but instead will receive a contingent reimbursement right. Since your sponsor can be reimbursed for the selling commissions under certain circumstances in connection with a liquidity event or upon termination of the advisory agreement by you without cause or by the advisor with good reason, the contingent reimbursement is a cost to the business. It is our view that this amount should be reflected in the Use of Proceeds Table.

The Company advises the Staff that it believes that it is appropriate to include the adjustment for the sponsor support of selling commissions in the estimated use of proceeds tables since the amounts paid by the sponsor will allow the Company to utilize a corresponding amount of offering proceeds for investments that otherwise would have been used to pay such selling commissions. In addition, the Company notes a triggering event that would require the reimbursement of the selling commissions paid by the sponsor is highly uncertain and, to the extent that any such triggering event occurs, it is possible that such reimbursement would be a transaction cost not directly borne by the stockholders of the Company. Accordingly, the Company does not believe that any modifications to the use of proceeds tables are warranted.

24.	Please revise the table presenting information about use of proceeds raised in the offering with respect to Class T shares, and footnote 4 thereto, to include a separate footnote discussing the distribution fees payable to your dealer manager. Additionally, please include a reference to the new footnote in the rows labeled “Selling Commissions” and “Dealer Manager Fee.”

Response:

In response to the Staff’s comment, the Company has revised the table on page 69 of the Amended Submission to include (i) a separate footnote discussing the distribution fees payable to the dealer manager and (ii) a reference to the new footnote in the rows of the table labeled “Selling Commissions” and “Dealer Manager Fee.”

25.	Please refer to your disclosure in footnote 6 on pages 68 and 70, and footnote 5 on page 71. Please tell us how you determined the amounts of acquisition fees and acquisition

Ms. Kim McManus

May 12, 2016

expenses presented in these footnotes and clarify whether these amounts reflect acquisition fees and acquisition expenses that would be applicable to the entire portfolio or just the leveraged portion.

Response:

The Company has determined the amounts of acquisition fees in footnote 7 on page 70 and footnote 5 on page 71 of the Amended Submission by multiplying the applicable net proceeds amount by the applicable leverage percentage and the acquisition fee percentage. The Company confirms that the amounts in each such footnote reflects an amount of acquisition fees that would be applicable to the entire portfolio, not just the leveraged portion.

Management, page 69

26.	Please provide separate disclosure regarding the significant employees of your advisor, or advise us why no such disclosure is material to stockholders. Please refer to Item 401(c) of Regulation S-K.

Response:

The Company advises the Staff that as of the date hereof, there are no significant employees of the advisor in addition to the executive officers of the advisor as disclosed on page 73 of the Amended Submission. To the extent that the advisor retains significant employees in the future within the meaning of Item 401(c) of Regulation S-K, such employees will be disclosed in the Company’s prospectus in connection with the offering.

Management Compensation, page 83

27.	We note your disclosure in footnote 6 on page 68 and 70 and footnote 5 on page 71, that compensation to be paid to your advisor may be increased subject to approval by your independent directors and the other limitations in your advisory agreement and your charter. Please disclose whether you may increase the compensation payable to your advisor and its affiliates without notice to your stockholders.

Response:

The Company has revised the disclosure on page 78 of the Amended Submission to disclose that in the event that there is an increase in the compensation payable to the Company’s advisor or its affiliates following approval by the Company’s independent directors and subject to the other limitation in the Company’s advisory agreement and charter, the Company will disclose such increase in a current report, to the extent that such disclosure would be required pursuant to such report, or in a periodic report, and in a supplement, if the change occurred during the offering period.

28.

We note your disclosure in footnote 6, stating “the maximum amount of underwriting compensation from all sources is $90,500,000 million, which is 90.5% of the maximum amount of gross offering proceeds . . . .” Please revise to clarify, if true, that the

Ms. Kim McManus

May 12, 2016

maximum amount of underwriting compensation reflected in the table is 9.05% of the maximum gross offering proceeds. Additionally, we note your disclosure elsewhere that you may, under certain circumstances, continue paying the distribution fee until either total underwriting compensation paid with respect to all Class, A, Class T, and Class I shares would be in excess of 10% of gross primary offering proceeds or total underwriting compensation with respect to a particular stockholder’s Class T shares would be in excess of 10% of total gross offering price at the time of the investment in the Class T Shares held in such account. Please reconcile that disclosure to your disclosure in footnote 6 indicating that you have assumed for purposes of this table that total maximum underwriting compensation will be 9.05% of maximum gross offering proceeds.

Response:

The Company has revised the disclosure in footnote 6 in the section titled “Management Compensation” on page 89 of the Amended Submission in response to the Staff’s comment.

Stock Ownership, page 90

29.	In a footnote to the table, please disclose the name(s) of the natural person(s) that have ultimate voting or dispositive control over the company’s common shares that are held by Cantor Real Estate Investment Management, LLC.

Response:

The Company has added a footnote to the table on page 91 of the Amended Submission to disclose the name of the natural person that has ultimate voting and dispositive control over the Company’s shares of common stock held by Cantor Real Estate Investment Management, LLC.

Conflicts of Interest, page 91

30.	Please revise your disclosure in this section to include all of the disclosures required by Item 404 of Regulation S-K or cross-references to the sections where such information may be found.

Response:

The Company advises the Staff that it has disclosed the related party transactions required to be disclosed pursuant to Item 404 of Regulation S-K throughout the Registration Statement, including in the sections titled “Management Compensation” and “Conflicts of Interests”. In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Amended Submission to provide a cross-reference to the “Management Compensation” section of the prospectus, which contains a description of the Company’s proposed transactions with the advisor, the dealer manager, the Special Unit Holder and their respective affiliates.

Ms. Kim McManus

May 12, 2016

Investment Objectives and Criteria, page 98

31.	We note your disclosure that your board may revise your investment policies without the approval of your stockholders. Please revise to clarify how you will notify stockholders of changes in your investment policies.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Amended Submission to disclose that any material changes to the Company’s investment policies will be disclosed in its next required periodic report following the approval of such changes by the Company’s board of directors.

Underwriting Process, page 104

32.	We note that you intend to invest primarily in single-tenant net leased commercial properties. We further note your disclosure regarding your procedures for evaluating tenant creditworthiness. Please revise to disclose whether, and if so how, you plan to monitor the creditworthiness of your net lease tenants on an ongoing basis.

In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Amended Submission to describe the method by which the Company intends to monitor the creditworthiness of its net lease tenants on an ongoing basis.

Plan of Distribution, page 167

33.	We note that your executive officers and directors, as well as officers and employees of your sponsor, your advisor and your sponsor’s and advisor’s affiliates and their respective immediate family members, may purchase Class I shares in the primary offering at a discount from the offering price. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Response:

The Company has revised the disclosure on page 172 of the Amended Submission to clarify that the Company’s executive officers and directors, as well as officers and employees of the sponsor, the advisor and their respective affiliates and immediate family members may purchase Class I Shares to satisfy the minimum offering amount and that there is no limit on the amount of shares that may be purchased by such persons.

Consolidated Balance Sheet, page F-3

34.	You indicate elsewhere in the prospectus your sponsor invested $200,001 through the purchase of 8,180 Class A shares at $24.45 per share. Please reconcile such share total to the 8,810 shares noted as being issued per your balance sheet, and amend or advise as necessary.

Ms. Kim McManus

May 12, 2016

Response:

The Company has revised the disclosure on page F-3 of the Amended Submission to correct the number of Class A Shares initially purchased by the sponsor in response to the Staff’s comment.

***

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:	Sara von Althann, Esq.

Mr. Jorge L. Bonilla

Ms. Shannon Sobotka

Mr. Michael Lehrman, Rodin Global Access Property Trust, Inc.

Stephen Merkel, Esq., Rodin Global Access Property Trust, Inc.

Judith D. Fryer, Esq., Greenberg Traurig, LLP